CONDENSED GUARANTOR INFORMATION

      The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of and for the years ended December 31, 2003 and 2002.

	Condensed Statements of Operations
	For the Year Ended December 31, 2003
	(Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$7,806	$5,025	$(2,762)	$10,069
Finance and interest income	61	19	52	651	(186)	597

	61	19	7,858	5,676	(2,948)	10,666
Costs and Expenses:
Cost of goods sold	—	—	6,915	4,446	(2,771)	8,590
Selling, general and administrative	9	2	496	535	—	1,042
Research, development and engineering	—	—	180	79	—	259
Restructuring	—	—	187	84	—	271
Interest expense	66	38	134	366	(123)	481
Interest compensation to Financial Services	—	—	79	—	(79)	—
Other, net	10	(1)	128	79	25	241

	85	39	8,119	5,589	(2,948)	10,884
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(129)	(109)	11	66	180	19

Income (loss) before taxes and minority interest	(153)	(129)	(250)	153	180	(199)
Income tax provision (benefit)	4	(8)	(119)	74	—	(49)
Minority interest	—	—	—	7	—	7

Net income (loss)	$(157)	$(121)	$(131)	$72	$180	$(157)

	Condensed Balance Sheets
	As of December 31, 2003
	(Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$33	$313	$1,074	$524	$—	$1,944
Accounts, notes receivable and other, net	53	6	1,337	5,210	(610)	5,996
Intercompany notes receivable	1,322	2,196	656	72	(4,246)	—
Inventories	—	—	1,322	1,156	—	2,478
Property, plant and equipment, net	—	—	959	569	—	1,528
Equipment on operating leases, net	—	—	—	353	—	353
Investments in unconsolidated affiliates	208	—	94	127	—	429
Investments in consolidated subsidiaries accounted for under the equity method	4,769	2,137	761	134	(7,801)	—
Goodwill and intangibles	3	—	3,152	238	—	3,393
Other assets	—	18	1,833	689	—	2,540

Total Assets	$6,388	$4,670	$11,188	$9,072	$(12,657)	$18,661

Liabilities and Equity:
Short-term debt	$16	$—	$944	$1,150	$—	$2,110
Intercompany short-term debt	71	—	2,068	551	(2,690)	—
Accounts payable	110	4	669	1,432	(580)	1,635
Long-term debt	1,000	1,052	961	1,873	—	4,886
Intercompany long-term debt	301	—	279	976	(1,556)	—
Accrued and other liabilities	16	28	3,552	1,590	(30)	5,156

	1,514	1,084	8,473	7,572	(4,856)	13,787

Equity	4,874	3,586	2,715	1,500	(7,801)	4,874

Total Liabilities and Equity	$6,388	$4,670	$11,188	$9,072	$(12,657)	$18,661

	Condensed Statements of Cash Flows
	For the Year Ended December 31, 2003
	(Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$(157)	$(121)	$(131)	$72	$180	$(157)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	171	175	—	346
Intercompany activity	95	(2)	(498)	405	—	—
Changes in operating assets and liabilities	32	27	(319)	555	—	295
Other, net	91	109	334	(234)	(180)	120

Net cash provided (used) by operating activities	61	13	(443)	973	—	604

Investing activities:
Expenditures for property plant and equipment	—	—	(111)	(83)	—	(194)
Expenditures for equipment on operating leases	—	—	—	(51)	—	(51)
Other, net (primarily acquisitions and divestitures)	(1,977)	(1,115)	(1)	150	3,115	172

Net cash provided (used) by investing activities	(1,977)	(1,115)	(112)	16	3,115	(73)

Financing activities:
Intercompany activity	1,766	(1,618)	630	(778)	—	—
Net increase (decrease) in indebtedness	216	1,052	(287)	(391)	—	590
Dividends paid	(33)	—	—	—	—	(33)
Other, net	—	1,981	1,115	—	(3,115)	(19)

Net cash provided (used) by financing activities	1,949	1,415	1,458	(1,169)	(3,115)	538

Other, net	—	—	26	74	—	100

Increase (decrease) in cash and cash equivalents	33	313	929	(106)	—	1,169
Cash and cash equivalents, beginning of year	—	—	145	630	—	775

Cash and cash equivalents, end of year	$33	$313	$1,074	$524	$—	$1,944

	Condensed Statements of Operations
	For the Year Ended December 31, 2002 (Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$6,988	$4,463	$(2,120)	$9,331
Finance and interest income	184	—	49	681	(305)	609

	184	—	7,037	5,144	(2,425)	9,940
Costs and Expenses:
Cost of goods sold	—	—	6,029	4,005	(2,132)	7,902
Selling, general and administrative	10	2	522	558	2	1,094
Research, development and engineering	—	—	201	82	—	283
Restructuring	—	—	32	19	—	51
Interest expense	170	—	242	382	(240)	554
Interest compensation to Financial Services	—	—	76	—	(76)	—
Other, net	2	(2)	89	72	21	182

	182	—	7,191	5,118	(2,425)	10,066
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(101)	278	35	41	(234)	19

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(99)	278	(119)	67	(234)	(107)
Income tax provision (benefit)	2	—	(7)	(9)	—	(14)
Minority interest	—	—	—	8	—	8

Net income (loss) before cumulative effect of change in accounting principle	(101)	278	(112)	68	(234)	(101)
Cumulative effect of change in accounting principle, net of tax	(325)	(325)	(325)	(6)	656	(325)

Net income (loss)	$(426)	$(47)	$(437)	$62	$422	$(426)

	Condensed Balance Sheets
	As of December 31, 2002 (Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$—	$—	$145	$630	$—	$775
Accounts, notes receivable and other, net	103	1	1,069	5,591	(1,053)	5,711
Intercompany notes receivable	2,774	578	819	482	(4,653)	—
Inventories	—	—	1,174	880	—	2,054
Property, plant and equipment, net	—	—	967	482	—	1,449
Equipment on operating leases, net	—	—	—	544	—	544
Investments in unconsolidated affiliates	95	—	60	220	—	375
Investments in consolidated subsidiaries accounted for under the equity method	2,703	1,195	1,090	348	(5,336)	—
Goodwill and intangibles	—	—	3,160	225	—	3,385
Other assets	—	1	1,856	610	—	2,467

Total Assets	$5,675	$1,775	$10,340	$10,012	$(11,042)	$16,760

Liabilities and Equity:
Short-term debt	$601	$—	$749	$1,399	$—	$2,749
Intercompany short-term debt	58	—	1,480	1,747	(3,285)	—
Accounts payable	56	4	1,079	1,311	(1,014)	1,436
Long-term debt	2,199	—	1,304	1,612	—	5,115
Intercompany long-term debt	—	—	400	968	(1,368)	—
Accrued and other liabilities	—	—	3,406	1,332	(39)	4,699

	2,914	4	8,418	8,369	(5,706)	13,999
Equity	2,761	1,771	1,922	1,643	(5,336)	2,761

Total Liabilities and Equity	$5,675	$1,775	$10,340	$10,012	$(11,042)	$16,760

	Condensed Statements of Cash Flows
	For the Year Ended December 31, 2002 (Unaudited)

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$(426)	$(47)	$(437)	$62	$422	$(426)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Cumulative effect of change in accounting principle	325	325	325	6	(656)	325
Depreciation and amortization	—	—	153	193	—	346
Intercompany activity	196	(1)	(113)	(82)	—	—
Changes in operating assets and liabilities	(145)	1	346	906	—	1,108
Other, net	414	(187)	402	(123)	(684)	(178)

Net cash provided (used) by operating activities	364	91	676	962	(918)	1,175

Investing activities:
Expenditures for property plant and equipment	—	—	(161)	(80)	—	(241)
Expenditures for equipment on operating leases	—	—	—	(166)	—	(166)
Other, net (primarily acquisitions and divestitures)	(2,052)	(1,861)	(336)	(142)	4,339	(52)

Net cash provided (used) by investing activities	(2,052)	(1,861)	(497)	(388)	4,339	(459)

Financing activities:
Intercompany activity	1,920	577	(1,981)	(516)	—	—
Net increase (decrease) in indebtedness	(405)	(1,155)	553	258	—	(749)
Dividends paid	(28)	—	—	(262)	262	(28)
Other, net	201	2,348	1,335	—	(3,683)	201

Net cash provided (used) by financing activities	1,688	1,770	(93)	(520)	(3,421)	(576)

Other, net	—	—	(11)	(17)	—	(28)

Increase (decrease) in cash and cash equivalents	—	—	75	37	—	112
Cash and cash equivalents, beginning of year	—	—	70	593	—	663

Cash and cash equivalents, end of year	$—	$—	$145	$630	$—	$775

In an effort to reduce the complexity of the company’s legal structure following the merger of Case Corporation and New Holland N.V, Case New Holland has actively eliminated legal entities wherever possible. These transactions between entities under common control are accounted for at historical cost in a manner similar to a pooling of interests in accordance with existing accounting guidance. As a consequence, future transactions related to Case New Holland’s legal entity rationalization activities may result in a retroactive restatement of the information contained in this note as these transactions are completed.